UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934


                           Restoration Hardware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760981100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Richard W. Shea, Jr.
                        Vardon Capital Management, L.L.C.
                        120 West 45th Street, 17th Floor
                               New York, NY 10036
                                 (212) 626-6300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Vardon Capital, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

--------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                Vardon Capital Management, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF 00

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IA

--------------------------------------------------------------------------------

** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Richard W. Shea, Jr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon International, Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          Vardon Focus Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

--------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon Focus Fund II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

--------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON            Vardon Focus Fund International, Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF        ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            1,939,375
   BENEFICIALLY
   OWNED BY EACH    ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                    ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                       1,939,375

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,939,375

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.98%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

--------------------------------------------------------------------------------
Item 1.  Security and Issuer

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D FILED ON APRIL 30, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D FILED ON APRIL 30, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the 1,939,375 shares of Common Stock beneficially owned by the Reporting Persons was $8,664,790, representing the working capital of the Domestic Funds and the Offshore Funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D FILED ON APRIL 30, 2008.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

(a), (b) According to the Issuer's most recent Form 10-K, there were 38,968,596 shares of Common Stock issued and outstanding as of April 4, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Amount Beneficially Owned:

     Vardon Capital, L.L.C. - 1,939,375
     Vardon Capital Management, L.L.C. - 1,939,375
     Richard W. Shea, Jr. - 1,939,375
     Vardon International, Ltd. - 1,939,375
     Vardon Focus Fund, L.P. - 1,939,375
     Vardon Focus Fund II, L.P. - 1,939,375
     Vardon Focus Fund International, Ltd. - 1,939,375

Percent of Class:

     Vardon Capital, L.L.C. - 4.98%
     Vardon Capital Management, L.L.C. - 4.98%
     Richard W. Shea, Jr. - 4.98%
     Vardon International, Ltd. - 4.98%
     Vardon Focus Fund, L.P. - 4.98%
     Vardon Focus Fund II, L.P. - 4.98%
     Vardon Focus Fund International, Ltd. - 4.98%

Number of shares as to which such person has:

         Sole power to vote or to direct the vote

         Vardon Capital, L.L.C. - 0
         Vardon Capital Management, L.L.C. - 0
         Richard W. Shea, Jr. - 0
         Vardon International, Ltd. - 0
         Vardon Focus Fund, L.P. - 0
         Vardon Focus Fund II, L.P. - 0
         Vardon Focus Fund International, Ltd. - 0

         Shared power to vote or to direct the vote

         Vardon Capital, L.L.C. - 1,939,375
         Vardon Capital Management, L.L.C. - 1,939,375
         Richard W. Shea, Jr. - 1,939,375
         Vardon International, Ltd. - 1,939,375
         Vardon Focus Fund, L.P. - 1,939,375
         Vardon Focus Fund II, L.P. - 1,939,375
         Vardon Focus Fund International, Ltd. - 1,939,375

         Sole power to dispose or to direct the disposition of

         Vardon Capital, L.L.C. - 0
         Vardon Capital Management, L.L.C. - 0
         Richard W. Shea, Jr. - 0
         Vardon International, Ltd. - 0
         Vardon Focus Fund, L.P. - 0
         Vardon Focus Fund II, L.P. - 0
         Vardon Focus Fund International, Ltd. - 0

         Shared power to dispose or to direct the disposition of

         Vardon Capital, L.L.C. - 1,939,375
         Vardon Capital Management, L.L.C. - 1,939,375
         Richard W. Shea, Jr. - 1,939,375
         Vardon International, Ltd. - 1,939,375
         Vardon Focus Fund, L.P. - 1,939,375
         Vardon Focus Fund II, L.P. - 1,939,375
         Vardon Focus Fund International, Ltd. - 1,939,375

c) Since the date of the initial Schedule 13D filed by the Reporting Persons, the Reporting Persons purchased or sold the following shares of Common Stock in open market transactions:

Entity                        Trade Date    Shares   Price/Share  Transaction
------                        ----------    ------   -----------  -----------
Vardon Focus Fund, LP         04/30/2008   1,028,081     4.35      Sale

Vardon Focus Fund II, LP      04/30/2008     109,077     4.35      Sale

Vardon Focus Fund             04/30/2008     199,201     4.35      Sale
International, Ltd.           05/02/2008       3,702     4.30      Sale

Vardon International, Ltd.    04/30/2008     163,641     4.35      Sale
                              05/02/2008       6,298     4.30      Sale

In addition, on April 30, 2008 the Reporting Persons sold certain put options and purchased certain call options of the Common Stock. The details of these transactions are set forth in Item 6 below.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than 5% of the Common Stock as of May 2, 2008.

--------------------------------------------------------------------------------
Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

EXCEPT AS SPECIFICALLY SET FORTH BELOW, THERE HAS BEEN NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D FILED ON APRIL 30, 2008.

On April 30, 2008, Vardon Focus Fund, LP sold 10,184 put option contracts relating to the Common Stock, Vardon Focus Fund II, LP sold 1,084 put option contracts relating to the Common Stock, Vardon Focus Fund International, Ltd. sold 1,977 put option contracts relating to the Common Stock and Vardon International, Ltd. sold 1,755 put option contracts relating to the Common Stock. The sale price for each put option contract was $3.20. The exercise price of the put option contracts is $7.50.

On April 30, 2008, Vardon Focus Fund, LP purchased 10,184 call option contracts relating to the Common Stock, Vardon Focus Fund II, LP purchased 1,084 call option contracts relating to the Common Stock, Vardon Focus Fund International, Ltd. purchased 1,977 call option contracts relating to the Common Stock and Vardon International, Ltd. purchased 1,755 call option contracts relating to the Common Stock. The purchase price for each call option contract was $0.05. The exercise price of the call option contracts is $7.50.

As a result of these transactions, the Reporting Persons no longer have any contracts or arrangements relating to put or call options relating to the Common Stock.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2008

Vardon Focus Fund, L.P.              Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner




Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director



Vardon Capital, L.L.C.               Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
its managing member                  its managing member



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member                      Managing Member



RICHARD W. Shea, Jr.


By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Restoration Hardware, Inc., par value 0.0001 per share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this
Schedule 13D jointly on behalf of each such party.

Dated:  May 5, 2008

Vardon Focus Fund, L.P.              Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner


By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner


Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Director                             Director


Vardon Capital, L.L.C.               Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
its managing member                  its managing member



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
    Managing Member                      Managing Member


RICHARD W. Shea, Jr.


By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually

SK 03088 0008 880489